FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Tezspire approved in the US for severe asthma

20 December 2021 07:05 GMT

Tezspire (tezepelumab) approved in the US for severe asthma

First and only biologic to consistently and significantly reduce exacerbations in a broad population of severe asthma patients

Only biologic for severe asthma approved with no phenotype or biomarker limitations

AstraZeneca and Amgen's Tezspire (tezepelumab-ekko) has been approved in the US for the add-on maintenance treatment of adult and paediatric patients aged 12 years and older with severe asthma.1

Tezspire was approved following a Priority Review by the US Food and Drug Administration (FDA) and based on results from the PATHFINDER clinical trial programme. The application included results from the pivotal NAVIGATOR Phase III trial in which Tezspire demonstrated superiority across every primary and key secondary endpoint in patients with severe asthma, compared to placebo, when added to standard therapy.2

Tezspire is a first-in-class biologic for severe asthma that acts at the top of the inflammatory cascade by targeting thymic stromal lymphopoietin (TSLP), an epithelial cytokine.2-5 It is the first and only biologic to consistently and significantly reduce asthma exacerbations across Phase II and III clinical trials which included a broad population of severe asthma patients irrespective of key biomarkers, including blood eosinophil counts, allergic status and fractional exhaled nitric oxide (FeNO).2,3,6-13 Tezspire is the only biologic approved for severe asthma with no phenotype (e.g. eosinophilic or allergic) or biomarker limitation within its approved label.1

Professor Andrew Menzies-Gow, Director of the Lung Division, Royal Brompton Hospital, London, UK, and principal investigator of the NAVIGATOR trial, said: "Due to the complex and heterogeneous nature of severe asthma and despite recent advances, many patients continue to experience frequent exacerbations, an increased risk of hospitalisation and a significantly reduced quality of life. Tezspire represents a much-needed new treatment for the many patients who remain underserved and continue to struggle with severe, uncontrolled asthma."

Tonya Winders, President and CEO of Allergy & Asthma Network, and President of the Global Allergy and Airways Patient Platform, said: "Severe asthma continues to have a debilitating impact on many of the 34 million people living with the disease worldwide, affecting their breathing and limiting aspects of day-to-day life. The approval of Tezspire is long-awaited positive news for the asthma community. For the first time, many people living with severe asthma have the opportunity to receive treatment regardless of the cause of their inflammation."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, AstraZeneca, said: "Today's positive decision marks the first time the FDA has approved a biologic for asthma without phenotypic limitation and irrespective of biomarker levels. With the approval of Tezspire, physicians will now be able to offer an important new treatment that has the potential to transform care for a broad population of severe asthma patients."

In clinical studies, the most common adverse reactions in patients who received Tezspire were pharyngitis, arthralgia and back pain.1

Results from the NAVIGATOR Phase III trial were published in The New England Journal of Medicine in May 2021. There were no clinically meaningful differences in safety results between the Tezspire and placebo groups in the NAVIGATOR trial.2

The application for Tezspire was granted Priority Review, a designation given to applications for medicines that offer significant advantages over available options by demonstrating safety or efficacy improvements, preventing serious conditions, or enhancing patient compliance.14

Tezspire is under regulatory review in the EU, Japan and several other countries around the world.

Notes

Severe asthma
Asthma is a heterogeneous disease affecting an estimated 339 million people worldwide.15,16 Approximately 10% of asthma patients have severe asthma.16,17 Despite the use of inhaled asthma controller medicine, currently available biologic therapies and oral corticosteroids (OCS), many severe asthma patients remain uncontrolled.16-18 Due to the complexity of severe asthma, many patients have unclear or multiple drivers of inflammation and may not qualify for or respond well to a current biologic medicine.17-20

Severe, uncontrolled asthma is debilitating with patients experiencing frequent exacerbations, significant limitations on lung function and a reduced quality of life.16,17,21 Patients with severe asthma are at an increased risk of mortality and compared to patients with persistent asthma have twice the risk of asthma-related hospitalisations.22-24 There is also a significant socio-economic burden, with these patients accounting for approximately 50% of asthma-related costs.25

Clinical trials
In addition to the Phase IIb PATHWAY trial, the PATHFINDER programme included two Phase III trials, NAVIGATOR2,26 and SOURCE.27,28 The programme also includes additional mechanistic and long-term safety trials.29,30

NAVIGATOR is a Phase III, randomised, double-blinded, placebo-controlled trial in adults (18-80 years old) and adolescents (12-17 years old) with severe, uncontrolled asthma, who were receiving standard of care (SoC). SoC was treatment with medium- or high-dose inhaled corticosteroids plus at least one additional controller medication with or without daily OCS treatment. The trial population included approximately equal proportions of patients with high (≥300 cells per microlitre) and low (<300 cells per microlitre) blood eosinophil counts. The trial comprised a five-to-six-week screening period, a 52-week treatment period and a 12-week post-treatment follow-up period. All patients received their prescribed controller medications without change throughout the trial.2

The primary efficacy endpoint was the annualised asthma exacerbation rate (AAER) during the 52-week treatment period. Key secondary endpoints included the effect of Tezspire on lung function, asthma control and health-related quality of life.2

As part of prespecified analyses, the AAER over 52 weeks was also assessed in patients grouped by baseline blood eosinophil count, FeNO level and serum specific immunoglobin E (IgE) status (perennial aeroallergen sensitivity positive or negative).2 These are inflammatory biomarkers used by clinicians to inform treatment options and involve tests analysing a patient's blood (eosinophils/IgE) and exhaled air (FeNO).

There were no clinically meaningful differences in safety results between the Tezspire and placebo groups in the NAVIGATOR trial.2 The most frequently reported adverse events for Tezspire were nasopharyngitis, upper respiratory tract infection and headache.2

NAVIGATOR is the first Phase III trial to show benefit in severe asthma irrespective of eosinophils by targeting TSLP.2 These results support the FDA Breakthrough Therapy Designation granted to Tezspire in September 2018 for patients with severe asthma, without an eosinophilic phenotype. In July 2021, Tezspire was the first and only biologic to be granted Priority Review in the US for the treatment of asthma by the FDA.

Patients who participated in our Phase III trials were eligible to continue in DESTINATION, a Phase III extension trial assessing long-term safety and efficacy.29

Tezspire
Tezspire (tezepelumab) is being developed by AstraZeneca in collaboration with Amgen as a potential first-in-class human monoclonal antibody that inhibits the action of TSLP, a key epithelial cytokine that sits at the top of multiple inflammatory cascades and is critical in the initiation and persistence of allergic, eosinophilic and other types of airway inflammation associated with severe asthma, including airway hyperresponsiveness.3,4 TSLP is released in response to multiple triggers associated with asthma exacerbations, including allergens, viruses and other airborne particles.3,4 Expression of TSLP is increased in the airways of patients with asthma and has been correlated with disease severity.3,5 Blocking TSLP may prevent the release of pro-inflammatory cytokines by immune cells, resulting in the prevention of asthma exacerbations and improved asthma control.2,3,5 Tezspire acts at the top of the inflammation cascade and has the potential to help address a broad population of severe asthma patients irrespective of biomarker levels.2,3

Tezspire is also in development for other potential indications including chronic obstructive pulmonary disease, chronic rhinosinusitis with nasal polyps, chronic spontaneous urticaria and eosinophilic esophagitis (EoE). In October 2021, tezepelumab was granted Orphan Drug Designation by the FDA for the treatment of EoE.

Amgen collaboration
In 2020, Amgen and AstraZeneca updated a 2012 collaboration agreement for Tezspire. Both companies will continue to share costs and profits equally after payment by AstraZeneca of a mid single-digit inventor royalty to Amgen. AstraZeneca continues to lead development and Amgen continues to lead manufacturing. All aspects of the collaboration are under the oversight of joint governing bodies. Under the amended agreement, Amgen and AstraZeneca will jointly commercialize Tezspire in North America. Amgen will record product sales in the US, with AZ recording its share of US profits as Collaboration Revenue. Outside of the US, AstraZeneca will record product sales, with Amgen recording profit share as Other/Collaboration revenue.

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology, part of BioPharmaceuticals, is one of AstraZeneca's main disease areas and is a key growth driver for the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage. The Company aims to transform the treatment of asthma and chronic obstructive pulmonary disease (COPD) by focusing on earlier biology-led treatment, eliminating preventable asthma attacks, and removing COPD as a top-three leading cause of death. The Company's early respiratory research is focused on emerging science involving immune mechanisms, lung damage and abnormal cell-repair processes in disease and neuronal dysfunction.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The Company's growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential, in areas including rheumatology (including systemic lupus erythematosus), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZeneca's ambition in Respiratory & Immunology is to achieve disease modification and durable remission for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References

1.   Tezspire (tezepelumab) US prescribing information; 2021.
2.   Menzies-Gow A, et al. Tezepelumab in Adults and Adolescents with Severe, Uncontrolled Asthma. N Engl J Med. 2021;384: 1800-1809. DOI: 10.1056/NEJMoa2034975.
3.   Corren J, et al. Tezepelumab in adults with uncontrolled asthma [supplementary appendix; updated April 18, 2019]. N Engl J Med. 2017;377: 936-946.
4.   Varricchi G, et al. Thymic Stromal Lymphopoietin Isoforms, Inflammatory Disorders, and Cancer. Front Immunol. 2018; 9: 1595.
5.   Li Y, et al. Elevated Expression of IL-33 and TSLP in the Airways of Human Asthmatics In Vivo: A Potential Biomarker of Severe Refractory Disease. J Immunol. 2018;200: 2253-2262.
6.   Hanania NA, et al. Omalizumab in severe allergic asthma inadequately controlled with standard therapy: a randomized trial. Ann Intern Med. 2011;154 (9): 573-82.
7.   Yancey SW, et al. Disease burden and efficacy of mepolizumab in patients with severe asthma and blood eosinophil counts of ≥150-300 cells/lL. Respir Med. 2019; 151: 139-141.
8.   FitzGerald JM, et al. Predictors of enhanced response with benralizumab for patients with severe asthma: pooled analysis of the SIROCCO and CALIMA studies. Lancet Respir Med. 2018; 6 (1): 51-64.
9.   Castro M, et al. Dupilumab Efficacy and Safety in Moderate-to-Severe Uncontrolled Asthma. N Engl J Med. 2018; 378 (26): 2486-2496.
10.  Ortega HG, et al; on behalf of the MENSA Investigators. Mepolizumab treatment in patients with severe eosinophilic asthma. N Engl J Med. 2014;371(13):1198-207.
11.  Bleecker ER, et al, on behalf of the SIROCCO study investigators. Efficacy and safety of benralizumab for patients with severe asthma uncontrolled with high-dosage inhaled corticosteroids and long-acting beta2-agonists (SIROCCO): a randomised, multicentre, placebo-controlled phase 3 trial. Lancet 2016: 388 (10056): 2115-2127.
12.  FitzGerald JM, et al, on behalf of the CALIMA study investigators. Benralizumab, an anti-interleukin-5 receptor alpha monoclonal antibody, as add-on treatment for patients with severe, uncontrolled, eosinophilic asthma (CALIMA): a randomised, double-blind, placebo-controlled phase 3 trial. Lancet. 2016: 388(10056): 2128-2141.
13.  Wenzel S, et al. Dupilumab efficacy and safety in adults with uncontrolled persistent asthma despite use of medium-to-high-dose inhaled corticosteroids plus a long-acting b2 agonist: a randomised double-blind placebo-controlled pivotal phase 2b dose-ranging trial. Lancet. 2016 Jul 2;388(10039):31-44.
14.  US Food and Drug Administration. Priority Review. Available at: https://www.fda.gov/patients/fast-track-breakthrough-therapy-accelerated-approval-priority-review/priority-review. [Last accessed: December 2021].
15.  The Global Asthma Network. The Global Asthma Report 2018. [Online]. Available at: http://globalasthmareport.org/resources/Global_Asthma_Report_2018.pdf. [Last accessed: December 2021].
16.  Chung KF, et al. International ERS/ATS guidelines on definition, evaluation and treatment of severe asthma. Eur Respir J. 2014; 43 (2): 343-373.
17.  Wenzel S. Severe asthma in adults. Am J Respir Crit Care Med. 2005; 172: 149-160.
18.  Peters SP, et al. Uncontrolled asthma: a review of the prevalence, disease burden and options for treatment. Respir Med 2006: 100 (7): 1139-51.
19.  Hyland ME, et al. A Possible Explanation for Non-responders, Responders and Super-responders to Biologics in Severe Asthma. Explor Res Hypothesis Med. 2019; 4: 35-38.
20.  Tran TN, et al. Overlap of atopic, eosinophilic, and TH2-high asthma phenotypes in a general population with current asthma. Ann Allergy Asthma Immunol. 2016; 116: 37-42.
21.  Fernandes AG, et al. Risk factors for death in patients with severe asthma. J Bras Pneumol. 2014; 40: 364-372.
22.  Chastek B, et al. Economic Burden of Illness Among Patients with Severe Asthma in a Managed Care Setting. J Manag Care Spec Pharm. 2016;22: 848-861.
23.  Hartert TV, et al. Risk factors for recurrent asthma hospital visits and death among a population of indigent older adults with asthma. Ann Allergy Asthma Immunol. 2002;89: 467-73.
24.  Price D, et al. Asthma control and management in 8,000 European patients: the REcognise Asthma and LInk to Symptoms and Experience (REALISE) survey. NPJ Prim Care Respir Med. 2014; 24: 14009.
25.  World Allergy Organization (WAO). The management of severe asthma: economic analysis of the cost of treatments for severe asthma. Available at: https://www.worldallergy.org/educational_programs/world_allergy_forum/anaheim2005/blaiss.php [Last accessed: December 2021].
26.  Menzies-Gow A, et al. NAVIGATOR: a phase 3 multicentre, randomized, double-blind, placebo-controlled, parallel-group trial to evaluate the efficacy and safety of tezepelumab in adults and adolescents with severe, uncontrolled asthma. Respir Res. 2020;21: 266.
27.  Wechsler ME, et al. Oral corticosteroid-sparing effect of tezepelumab in adults with severe asthma. Am J Respir Crit Care Med. 2021;203: A1197.
28.  Weschler ME, et al. SOURCE: A Phase 3, multicentre, randomized, double-blind, placebo-controlled, parallel group trial to evaluate the efficacy and safety of Tezepelumab in reducing oral corticosteroid use in adults with oral corticosteroid dependent asthma. Respir Res. 2020; 21: 264.
29.  Clinicaltrials.gov. Extension Study to Evaluate the Safety and Tolerability of Tezepelumab in Adults and Adolescents With Severe, Uncontrolled Asthma (DESTINATION) [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT03706079. [Last accessed: December 2021].
30.  Diver S et al. Effect of tezepelumab on airway inflammatory cells, remodelling, and hyperresponsiveness in patients with moderate-to-severe uncontrolled asthma (CASCADE): a double-blind, randomised, placebo-controlled, phase 2 trial. Lancet Respir Med.2021. Available at: https://doi.org/10.1016/S2213-2600(21)00226-5. [Last accessed December 2021].

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 December 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary